Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Signs Definitive Agreement with Treasury Metals to Combine the Goldlund and Goliath Gold Projects in Ontario, Canada

Creates a District-Scale, Multi-Million Ounce Gold Developer

First Mining to Become Treasury’s Largest Shareholder and Plans to Distribute the Majority of Treasury Metals Shares and Warrants Directly to First Mining Shareholders

June 3, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a definitive share purchase agreement (the “Agreement”) with Treasury Metals Inc. (“Treasury Metals” or “TML”) (TSX: TML) (OTCQX: TSRMF) (FRANKFURT: TRC) pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a wholly-owned subsidiary of First Mining that owns the Goldlund Gold Project (“Goldlund”) (the “Transaction”). Combining Goldlund with Treasury Metals’ adjacent Goliath Gold Project (“Goliath”) creates a district-scale, multi-million ounce gold project positioned for advancement towards construction in a favourable mining jurisdiction.

“We are very excited to be part of this regional consolidation in Ontario,” stated Dan Wilton, CEO of First Mining. “Combining our Goldlund asset with Goliath creates an attractive opportunity to immediately establish shareholder value through the potential synergies that these two assets share, given their regional proximity. Importantly, our shareholders will retain significant exposure to the future upside of the combined projects through not only a large equity stake in Treasury Metals, but also through warrants, a royalty, and milestone payments that are aligned with the advancement of Goldlund.”

“I am pleased to be delivering value for our shareholders through the regional consolidation of this multi-million-ounce gold district in Ontario,” stated Keith Neumeyer, Chairman and Founder of First Mining. “This transaction delivers on the promise we made to our shareholders when we established First Mining in 2015 to return value to our shareholders and create new district-scale opportunities. We believe that the pro forma company is well positioned to benefit from the current rising gold market given the district-scale potential of these two projects and the robust co-development opportunities. Within 12 months of the closing of the Transaction we will look to return value to our shareholders through a substantial distribution of the equity consideration, allowing our shareholders to directly benefit from this value-enhancing transaction.”

Transaction Highlights

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First Mining to become the largest shareholder of a premier Canadian advanced-stage gold developer

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Goldlund has 809,200 ounces of gold in the Indicated resource category and 876,954 ounces of gold in the Inferred resource category1, and Goliath has 1,192,000 ounces of gold in the Measured & Indicated resource categories and 222,000 ounces of gold in the Inferred resource category2

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Solidifies the combined asset as one of the largest undeveloped gold assets in Canada; consolidated resource base of the projects will be 2.0 million ounces of gold in the Measured & Indicated resource categories, and 1.1 million ounces of gold in the Inferred resource category

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Shortened timeline to production given existing Federal Environmental Assessment approval to build a mine, mill and tailings facility at Goliath

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Strong resource expansion potential through exploration given the prospective land package covers a strike length of 65 km (~32,000 ha) with the possibility to host several gold deposits

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Projects located in an area of strong existing infrastructure, including power

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First Mining to distribute up to 70 million common shares of Treasury Metals (“TML Shares”) received under the Transaction, along with all 35 million common share purchase warrants to purchase TML Shares (“TML Warrants”) received, to First Mining shareholders within 12 months of closing

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First Mining shareholders retain leverage to upside potential of the combined assets through share and warrant ownership, a 1.5% net smelter returns (“NSR”) royalty, and contingent milestone payments

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First Mining to retain strong influence in governance of the combined assets through both Board and Technical Committee representation

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Streamlines First Mining’s focus on the Springpole Gold Project, its flagship asset, without further dilution from funding the advancement of Goldlund exploration

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(1) Goldlund resource figures from the technical report titled "Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario" with an effective date of March 15, 2019, which was prepared for First Mining by WSP Canada Inc. in accordance with NI 43-101, and is available under First Mining's SEDAR profile at www.sedar.com.

(2) Goliath resource figures from the technical report titled "Updated Mineral Resource Estimate for the Goliath Gold Project, Kenora Mining Division, Northwestern Ontario" with an effective date of July 1, 2019, which was prepared for Treasury Metals. by P&E Mining Consultants Inc. in accordance with NI 43-101, and which is available under Treasury Metal's SEDAR profile at www.sedar.com.

Under the terms of the Agreement, First Mining will receive total consideration comprised of (i) 130 million TML Shares; (ii) 35 million TML Warrants with an exercise price of $0.50 for a 3-year term; (iii) a 1.5% NSR royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) milestone payments totalling $5 million, payable in cash, on certain key advancements at Goldlund. Further details are set out below under “Transaction Details”.

Within 12 months of closing of the Transaction, First Mining intends to distribute up to 70 million of the TML Shares and all the TML Warrants to its shareholders (the “Distribution”), retaining 60 million TML Shares following the Distribution, leaving the Company with a significant 19.9% holding of TML. This Distribution will allow First Mining to return capital to its shareholders while remaining Treasury Metals’ largest shareholder through the Transaction.

Transaction Details

First Mining has signed a definitive share purchase agreement with TML pursuant to which TML will acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a wholly-owned subsidiary of First Mining that owns Goldlund (through its own wholly-owned subsidiary, Goldlund Resources Inc.).

The key terms of the consideration to be received by First Mining under the Transaction are as follows:

Common Share Consideration

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130,000,000 TML Shares to be issued to First Mining on closing (with such shares subject to the standard statutory four month hold period)
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First Mining intends to use commercially reasonable efforts to distribute a substantial portion of the TML Shares to First Mining’s shareholders within 12 months of closing the Transaction
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First Mining will retain no more than 19.9% of the issued and outstanding TML Shares following the Distribution to fund the continued advancement of its Springpole Gold Project

Warrant Consideration

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35,000,000 TML Warrants to be issued to First Mining on closing. Each TML Warrant will entitle the warrant holder to purchase one TML Share at an exercise price of $0.50 for a period of three years
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First Mining intends to use commercially reasonable efforts to distribute all TML Warrants received under the Transaction to First Mining’s shareholders within 12 months of closing of the Transaction
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Treasury Metals has agreed to use commercially reasonable efforts to list the TML Warrants on the TSX and OTCQX following the Distribution

Goldlund Royalty

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First Mining will retain a 1.5% NSR royalty covering all the Goldlund claims
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Treasury Metals will retain a right to buy-back 0.5% of this royalty for $5 million at any time

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Milestone Payments

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$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund
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$2.5 million payable upon 300,000 tonnes of ore being extracted from a mine at Goldlund

Management, Board of Directors and Technical Committee

On closing, First Mining will be entitled to nominate three directors of a seven-member Board of Directors of Treasury Metals. After closing, First Mining will continue to have the right to nominate three directors to the Board until the later of (1) the next meeting of TML's shareholders at which directors are to be elected, and (2) the earlier of (i) the date of the Distribution, and (ii) the date that is 12 months from the Closing Date. If at any time after closing First Mining holds between 10% and 19.9% of the issued and outstanding TML Shares, First Mining will have the right to nominate two directors. If First Mining’s share ownership is reduced to between 5.0% and 9.9% of the issued and outstanding TML Shares, First Mining will have the right to nominate one director.

Treasury Metals will form a technical committee (the “Technical Committee”) on closing of the Transaction, with the committee overseeing project development of the consolidated assets. The Technical Committee will consist of four members, with First Mining initially entitled to appoint two members. After closing, as long as First Mining holds more than 19.9% of the issued and outstanding TML Shares, First Mining will continue to have the right to appoint two members of the Technical Committee. If at any time after closing First Mining’s ownership is reduced to between 10.0% and 19.9% of the issued and outstanding TML Shares, First Mining will have the right to nominate one member of the Technical Committee.

Transaction Conditions and Timing

Completion of the Transaction is subject to customary closing conditions, including approval of at least 66⅔% of the votes cast by the shareholders of TML at a shareholder meeting, and approval of the Toronto Stock Exchange in connection with the 130 million TML Shares and the 35 million TML Warrants being issued under the Transaction. TML expects to hold an annual general and special meeting of its shareholders in early August, and at such meeting, the shareholders of TML will be asked to approve the Transaction. If the transaction is approved by the shareholders of TML, closing of the Transaction is expected to occur in mid-August 2020.

Board of Directors’ Recommendations

The Transaction has been unanimously approved by the Board of Directors of First Mining and the Board of Directors of TML, who have also recommended that the shareholders of TML vote in favour of the Transaction. All directors, certain officers and certain shareholders of TML, who collectively hold 5.1% of the issued and outstanding TML Shares, have entered into voting support agreements pursuant to which they have agreed to vote their TML Shares in favour of the Transaction.

Advisors and Counsel

Cormark Securities Inc. is acting as financial advisor to First Mining and Blake, Cassels & Graydon LLP is acting as Canadian legal counsel and Dorsey & Whitney LLP is acting as U.S. legal counsel to First Mining.

Haywood Securities Inc. is acting as financial advisor to Treasury Metals, Dentons Canada LLP is acting as legal counsel to the Special Committee of the Board of Directors of Treasury Metals and McMillan LLP is acting as legal counsel to Treasury Metals.

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Conference Call and Webcast

A joint webcast will be held by management of both Treasury Metals and First Mining to discuss the merits of the Transaction on Thursday, June 4, 2020 at 7 a.m. Pacific time / 10 a.m. Eastern time. Shareholders, analysts, investors and media are invited to join the live webcast by registering using the following link:

https://us02web.zoom.us/webinar/register/9015911960982/WN_KvP-WkxITluyraffdhHqAA

After registering, you will receive a confirmation email containing details to access the webinar via conference call or webcast.

A presentation to accompany the conference call and webcast can be accessed via either the Treasury Metal or First Mining websites at www.treasurymetals.com or www.firstmininggold.com.

A replay of the joint webcast will be available on both websites following the conclusion of the call.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

Goldlund Gold Project

Goldlund is an advanced exploration stage asset located in northwestern Ontario, approximately 60 km northeast of the town of Dryden. The Project currently hosts 809,200 ounces gold in the Indicated category and 876,954 ounces gold in the Inferred category. Drilling in 2019 and early 2020 was completed on the Project to better define both the extension of the existing resource area and the regional scale potential. The large land package has considerable exploration potential, with the property extending over a strike-length of over 50 km with multiple exploration targets identified, including the Miller Prospect which was most recently drilled in late 2019. The Project is in an area with excellent infrastructure and is accessible from a provincial highway. First Mining acquired the Project in June 2016 through its acquisition of Tamaka Gold Corporation, a privately held mineral exploration company.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: 1.604.639.8827 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the completion and expected benefits of the Transaction; (ii) the future plans and objectives relating to the combined gold project; (iii) the planned distribution of the equity consideration to shareholders of the Company; (iv) the planned listing of the TML Warrants on the TSX and the OTCQX; and (v) the anticipated timing of holding the annual general and special meeting of shareholders of TML and the receipt of all necessary approvals in connection with the Transaction, including shareholder and TSX approvals. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to obtain regulatory or shareholder approval; failure to complete the Transaction; failure to distribute the equity consideration to shareholders of the Company; failure to list the TML Warrants on the TSX and on the OTCQX; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.